

December 22, 2014

Via E-mail
James E. Craddock
Chief Executive Officer and President
Rosetta Resources Inc.
1111 Bagby Street, Suite 1600
Houston, TX 77002

      Re: Rosetta Resources Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2013
             Filed February 24, 2014
             Form 10-Q for the Quarterly Period Ended September 30, 2014
             Filed November 3, 2014
             File No. 0-51801

Dear Mr. Craddock:

     We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Management's Discussion and Analysis, page 31

Results of Operations, page 34

1.   We note you disclose in the first risk factor on page 21 that "Currently, condensate is priced at a discount compared to lower API gravity crude oil as a result of several factors, including high levels of condensate production, limited condensate refining capacity and limited means of exporting or transporting condensate volumes to areas with high demand. A significant decrease in the value of condensate could have a material, negative effect on our business, financial position, results of operations, cash flows and future growth, as well as a negative

impact on the value of our oil reserves and the value and volumes of oil that we can economically produce."

Given the high percentage of your production and reserves identified as condensate, please expand this disclosure to provide the historical discount you received for your condensate production compared to WTI price, and clarify if this discount is reflected in your average sales price for oil (excluding derivatives) disclosed within your results of operations. If it is, please explain why the prices disclosed appear to be substantially similar to the average of the previous 12 months' first-day-of-the-month WTI prices not including a discount for condensates. Additionally, if the discount is significant, tell us what consideration you have given to disclosing condensate data separately, similar to your separate disclosures for NGL.

Notes to Consolidated Financial Statements, page 56

Commitments and Contingencies, page 73

2.   We note your disclosure regarding commercial disputes for which you recorded a reserve of $20.5 million during the year ended December 31, 2013. We note an additional reserve for commercial disputes of $5.8 million was recorded during the three months ended September 30, 2014. Please expand your disclosure to explain the nature of these commercial disputes including, but not limited to, the parties involved, the facts and circumstances of the disputes, the status of the disputes, the amounts involved, and how you determined that the reserve amounts are appropriate.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934, and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or, in his absence, Lily Dang, Staff Accountant, at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director